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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
(Name of Issuer)
NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
(Translation of Name of Issuer into English)
CLASS D COMMON SHARES,
NOMINAL VALUE Bs. 36.90182224915 PER SHARE (the “Class D Shares”)
AMERICAN DEPOSITARY SHARES EACH REPRESENTING
SEVEN CLASS D SHARES (the “ADSs”)
(Title of Class of Securities)
P3055Q103 (Class D Shares); 204421101 (ADSs)
(CUSIP Number)
Marianne Drost, Esq.
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, New York, New York 10007
(212) 395-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:

Jeffrey J. Rosen, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000
February 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: Verizon Communications Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
23-2259884

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5%(the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: GTE Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-1678633

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of New York

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5%% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: Verizon International Holdings Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1460807

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: GTE Venezuela S.a r.l.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: GTE Venholdings B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0347727

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

Amendment No. 15 to Schedule 13D
     This is the fifteenth amendment (“Amendment No. 15”) to the Statement on Schedule 13D originally filed by GTE Corporation and GTE Venezuela Incorporated on December 9, 1996 and amended on December 18, 1996, December 23, 1998, July 13, 2000, October 10, 2001, October 16, 2001, October 22, 2001, November 5, 2001, December 6, 2001, March 6, 2002, April 3, 2006, July 5, 2006, October 2, 2006, January 3, 2007 and February 9, 2007, relating to the Class D Common Shares, nominal value Bs. 36.90182224915 per share (the “Class D Shares”), and American Depository Shares, each representing seven Class D Shares (the “ADSs”) of Compania Anonima Nacional Telefonos de Venezuela (the “Issuer”). Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the “Schedule 13D”). The Schedule 13D is hereby amended as follows:
Item 4. Purpose of Transaction
     The information in Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     On February 12, 2007, Verizon Communications Inc. (“Verizon”) and GTE Venholdings B.V. (“Venholdings”) entered into a memorandum of understanding (the “Memorando”) with the Government of the Bolivarian Republic of Venezuela (the “Government”), pursuant to which (i) the Government agreed, subject to certain conditions, including the completion of a due diligence investigation and the receipt of certain regulatory approvals, to make and consummate concurrent tender offers (the “Offers”) in the United States and Venezuela to buy any and all outstanding shares of capital stock of the Issuer, including the ADSs, for a price per share of the Bolivar equivalent of US$2.55 and a price per ADS of $17.85, and (ii) Venholdings agreed, subject to certain terms and conditions, to sell its Class A shares of the Issuer’s capital stock and ADSs in the Offers for an aggregate price of approximately $572 million. Each ADS represents seven Class D shares of the Issuer. A copy of the Memorando is attached hereto as Exhibit 1.
     In connection with the execution of the Memorando, Mr. Gustavo Roosen resigned as Chairman and Chief Executive Officer of the Issuer on February 12, 2007 and released the Issuer from certain claims for severance and other compensation. Mr. Roosen served as Chairman and Chief Executive Officer of the Issuer for twelve years, during eleven of which he was seconded there as an employee of Verizon and its predecessors. In 2006, he left Verizon’s employ and became an employee only of the Issuer. In light of the foregoing, and in exchange for certain covenants on the part of Mr. Roosen and a release by Mr. Roosen of any claims (including severance or termination claims) he may have against Verizon, Verizon has agreed to pay to Mr. Roosen $3,100,000 within 20 days of February 12, 2007.
Item 7. Material to Be Filed as Exhibits
Exhibit Index

Exhibit No.	Description

1	Memorando de Entendimiento, dated as of February 12, 2007, among the Government of the Bolivarian Republic of Venezuela, Verizon Communications Inc. and GTE Venholdings B.V.

7

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 12, 2007

VERIZON COMMUNICATIONS INC.
/s/ John W. Diercksen

By: John W. Diercksen

GTE CORPORATION
/s/ Marianne Drost
By: Marianne Drost

VERIZON INTERNATIONAL HOLDINGS INC.
/s/ Christopher M. Bennett
By: Christopher M. Bennett

GTE VENEZUELA S.A. R.L.
By: VERIZON INTERNATIONAL HOLDINGS INC., MANAGER
/s/ Christopher M. Bennett
By: Christopher M. Bennett

GTE VENHOLDINGS B.V.
By: VERIZON INTERNATIONAL HOLDINGS INC., MANAGING DIRECTOR
/s/ Christopher M. Bennett
By: Christopher M. Bennett

8

Exhibit Index

Exhibit No.	Description

1	Memorando de Entendimiento, dated as of February 12, 2007, among the Government of the Bolivarian Republic of Venezuela, Verizon Communications Inc. and GTE Venholdings B.V.

9